United States securities and exchange commission logo





                     October 16, 2023

       Monish Patolawala
       Chief Financial Officer
       3M Company
       3M Center
       St. Paul, Minnesota 55144

                                                        Re: 3M Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-03285

       Dear Monish Patolawala:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services